SEC Mail Processing Section
MAR 09 2012
Washington, DC
123

12014944

SEC ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) **AND ENDING** 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lowell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4021 84th Street Suite 100
(No. and Street)

Lubbock (City) Texas (State) 79423 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Lowell (214) 747-2644
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/11

OATH OR AFFIRMATION

I, WILLIAM LOWELL, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of LOWELL & COMPANY, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None Noted

LINDA GAYLE JORDAN
Notary Public, State of Texas
My Commission Expires
January 09, 20[illegible]

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - Customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOWELL & COMPANY, INC.

TABLE OF CONTENTS

DECEMBER 31, 2011

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Lowell & Company, Inc.

We have audited the accompanying statement of financial condition of Lowell & Company, Inc. (the "Company") as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Lowell & Company, Inc. as of and for the year ended December 31, 2010. Those financial statements were audited by another auditor whose report was furnished to us, and our opinion, as it relates to the 2010 audited statements, is based solely on the report of the other auditor.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell & Company, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2011 and 2010 and Schedule II, Reconciliation of the computation of Net Capital with the Registrant As Filed in part IIA of Form X-17a-5 as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 2, 2012

LOWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and Cash Equivalents	$ 11,615	$ 12,101
Cash Deposit with Clearing Broker	10,000	10,000
Accounts Receivable - Trade	72,145	82,521
Employee Receivables	8,700	10,350
Property, net of Accumulated Depreciation of $57,010 and $50,984 at December 31, 2011 and 2010, respectively	11,106	17,067
Other Assets	4,315	7,864
TOTAL	$ 117,881	$ 139,903
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts Payable - Trade	$ 9,120	$ 26,351
Accrued Commissions	26,153	50,485
Notes Payable - Officers (Note 5)	16,670	
Capital Lease Obligations (Note 6)	748	3,813
Other Payables and Accrued Expenses	842	6,212
Total	53,533	86,861
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000,000 Shares Authorized, 1,000 Shares Issued and Outstanding	1,000	1,000
Additional Paid-in-Capital	171,573	85,630
Accumulated Deficit	(108,225)	(33,588)
Total	64,348	53,042
TOTAL	$ 117,881	$ 139,903

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUE		
Commission Fees	$ 313,734	$ 573,660
Investment Advisory Fees	513,867	433,981
Interest Income	10,446	5,296
Private Placement Fees	290,950	294,069
Total	1,128,997	1,307,006
EXPENSES		
Brokerage and Clearance	47,234	72,761
Commissions, Salaries and Payroll	696,672	854,191
Communications and Data Processing	26,115	27,141
General and Administrative	258,198	230,509
Total	1,028,219	1,184,602
INCOME FROM OPERATIONS	100,778	122,404
INTEREST EXPENSE	4,765	356
INCOME BEFORE PROVISION FOR TAX	96,013	122,048
State Tax Provision		4,000
NET INCOME	$ 96,013	$ 118,048

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2010	$ 1,000	$ 40,630	$ 68,740	$ 110,370
Net Income			118,048	118,048
Contributions		45,000		45,000
Distributions			(220,376)	(220,376)
Balance, December 31, 2010	1,000	85,630	(33,588)	53,042
Net Income			96,013	96,013
Contributions		85,943		85,943
Distributions			(170,650)	(170,650)
Balance, December 31, 2011	$ 1,000	$ 171,573	$ (108,225)	$ 64,348

See Notes to Financial Statements

LOWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 96,013	$ 118,048
Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities:		
Depreciation	6,026	8,904
Bad debt provision		(7,000)
Changes in operating assets and liabilities decrease (increase) in:		
Accounts receivable	10,376	61,709
Related party receivables	1,650	(10,350)
Other assets	3,549	(3,466)
Accounts payable and accrued expenses	(22,601)	6,495
Commissions payable	(24,332)	47,577
Total Adjustments	(25,332)	103,869
Net Cash Provided by Operating Activities	70,681	221,917
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property	(64)	(375)
Net Cash Used by Investing Activities	(64)	(375)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on Capital Lease Obligations	(3,065)	(2,696)
Payments of Officer Payables	16,670	
Cash Contributions	85,942	
Distributions	(170,650)	(220,376)
Net Cash Used by Financing Activities	(71,103)	(223,072)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(486)	(1,530)
Beginning of Year	12,101	13,631
End of Year	$ 11,615	$ 12,101
SUPPLEMENTAL CASH FLOW DISCLOSURES		
State Income Taxes paid	$ 4,039	
Interest paid	$ 4,764	$ 396

1. ORGANIZATION AND NATURE OF BUSINESS

Lowell & Company, Inc. (the "Company') was organized as a Texas Corporation on April 18, 1989. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and various states and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company also operates as Lowell Asset Management and provides asset management services to institutional and individual clients.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment advisory, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenue from securities transactions are recognized as commission fees and are recorded on a trade-date basis. The Company also receives investment advisory fees for managing its clients' accounts and private placement fees as compensation. The fees are payable monthly or quarterly in arrears, are computed based upon the market value of the assets under management for each account and recognized when earned.

Fair Value of Financial Instruments

Cash, accounts receivable, prepaid expenses and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2011 or 2010.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $10,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and are paid to employees on a settlement date basis.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the

individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member. The Company is subject to state franchise tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2011 and 2010, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of December 31 2011, the years ending December 31, 2008, 2009, 2010 and 2011 remain subject to examination by major tax jurisdictions.

Reclassification

For comparative purposes, certain prior period amounts in the accompanying financial statements have been reclassified to conform to the current year classifications.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company had net capital of $40,027 and $17,611, which were $35,027 and $12,611 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 1.3 to 1 and 4.9 to 1 for December 31, 2011 and 2010, respectively.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2011 and 2010, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. NOTES PAYABLE TO STOCKHOLDER

The notes payable represent two unsecured demand notes with the stockholder and accrue interest at 6%.

The major stockholder executed a personal promissory note in July 2011, pledging certain assets as collateral against the note. The major stockholder is liable for the payment of the note under the terms and conditions established. The Company is liable to the terms of the note in the event of default by the major stockholder. As of December 31, 2011, the unpaid principal balance approximated $34,000.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with two high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that is not exposed to any significant risk related to cash. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the company's annual revenue or outstanding accounts receivable balance at the end of the year. At December 31, 2011 and 2010, the Company had no major customers.

7. COMMTIMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in Lubbock, Texas and vehicles under agreements classified as operating leases. At December 31, 2011, future minimum lease payments under the lease were As follows:

Year Ending December 31,	
2012	$ 56,090
2013	57,771
2014	59,507
2015	61,299
2016	10,267
Total	$ 244,934

Rent expense approximated $62,000 and $53,000 for the years ended December 21, 2011 and 2010, respectively.

Capital Leases

The Company leases certain equipment under terms which constitute a capital lease. The asset is amortized over the same period as similar assets and interest expense is recorded based on the outstanding lease obligation. At December 31, 2011, the present value of minimum lease payments due within one year is $748.

Litigation

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the years ended December 31, 2011 and 2010, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

9. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and the date that the financial statements were issued or available to be issued.

SUPPLEMENTAL INFORMATION

LOWELL & COMPANY, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	**$ 64,348**	$ 53,042
Less Non-allowable Assets	**24,321**	35,381
Net Capital	**$ 40,027**	$ 17,661
AGGREGATE INDEBTEDNESS	**$ 53,533**	$ 86,861
NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	**$ 5,000**	$ 5,000
Excess Net Capital	**$ 35,027**	$ 12,661
Excess Net Capital at 1000%	**$ 34,027**	$ 8,975
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.3 TO 1**	4.9 TO 1

Material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2011 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Lowell & Company, Inc. and are defined in Schedule II, Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5.

LOWELL & COMPANY, INC.

SCHEDULE II

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5

AS OF DECEMBER 31, 2011

		2011
NET CAPITAL AS REPORTED BY REGISTRANT IN PART IIA OF FORM X-17a-5	$	50,638
ADJUSTMENTS MADE BY REGISTRANT PRIOR TO FILING AMENDEDED FORM X-17a-5:		
Accrued Expenses		10,611
NET CAPITAL AS COMPUTED ON SCHEDULE I	$	40,027

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Lowell & Company, Inc.

In planning and performing our audit of the financial statements of Lowell & Company, Inc.(the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for

safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

March 2, 2012

McBee & Co.

A Professional Corporation
Certified Public Accountants

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2011 AND 2010

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT

McBee & Co.

A Professional Corporation
Certified Public Accountants

LOWELL & COMPANY, INC.

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

AS OF

DECEMBER 31, 2011

McBee & Co.
A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Lowell & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Lowell & Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustment noting no differences; and

5. Compared the amount of any over-payment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting note differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 2, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041437 FINRA DEC
LOWELL & CO INC 21*21
4021 84TH ST STE 100
LUBBOCK TX 79423-1953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

William Lowell (806) 747-2644

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,646

B. Less payment made with SIPC-6 filed (exclude interest) 1,448
8/8/2011
Date Paid

C. Less prior overpayment applied ________

D. Assessment balance due or (overpayment) 1,208

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,208

H. Overpayment carried forward ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct complete.

Lowell & Company, Inc.
(Name of Corporation, Partner or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the ________ day of February, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. retain the working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period Beginning January 1, 2011 and ending December 31, 2011 **Eliminate cents**
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,128,996
2b.	Additions	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net	
	(7) Net loss from securities in investment accounts.	
	Total Additions	
2c.	Deductions	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit	44,598
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 22,186	
	Enter the greater of line (i) or (ii)	
	Total deductions	66,784
2d.	SIPC Net Operating Revenues	$ 1,062,212
2e.	General Assessment @ .0025	$ 2,656
		(to page 1, line 2.A.)